SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 8, 2011 related to the financial statements for the period ended on June 30, 2011.

We address you pursuant to Sec. 62 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

1- RESULT FOR THE YEAR	30/06/11	30/06/10
	Ps.(in thousands)
Ordinary	212,565	185,406
Extraordinary	—	—

Income for the year	212,565	185,406

2- Net Worth Composition

Outstanding shares	496,562	496,560
Treasury shares	5,001	5,001

Total Subscribed Capital		501,561
Comprehensive outstanding capital adjustment	164,561	164,561
Comprehensive treasury capital adjustment	1,657	1,657
Premium on shares	879,342	879,331
Appraisal write-ups	1,012	—
Technical Revaluations	—	—
Legal Reserve	32,293	23,023
Reserve for new Projects	320,064	143,928
Retained earnings	145,842	187,683
Transitory conversion difference	167,203	66,449

Total Net Worth	2,213,537	1,968,193

Pursuant to section o) of the Regulations aforementioned, we inform that as of the fiscal year ended on June 30, 2011, the capital stock of the Company is Ps. 501,562,534 whose share structure is divided into 501,562,534 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

Our principal shareholder is Inversiones Financieras del Sur S.A. with 185,517,694 shares, which represent 36.99% of the issued and outstanding capital stock.-

Furthermore, we inform that as of June 30, 2011, 311,044,086 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 62,02% of the issued and outstanding capital stock.

After the allocation of the treasury shares made on November 23, 2009 the amount of 5,000,754 shares were held in our portfolio as treasury shares as of June 30, 2011, which represented 0.99% of the subscribed capital stock of the Company.

On March 2008, we increased our share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. As a consequence of the pro rata allotment of the treasury shares among the shareholders, dated November 23, 2009, the terms and conditions of such warrants have been modified; accordingly the ratio after the allotment per option is 0.35100598, and the current price after the allotment is U$S1.5954. The warrants are due May 22, 2015. The warrants are listed in the Bolsa de Comercio de Buenos Aires under the symbol “CREW2” and in Nasdaq under the symbol “CREW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase to 563,915,285. If holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A. would increase up to 29,675,561 common shares, representative of 38.16%., for a total interest of 215,193,255 common shares.

Below are the highlights for this fiscal year:

•	Net income increased 14.6% to Ps. 212.6 million.

•	Operating income rose 23.9% to Ps. 727.1 million.

•	Operating income from the Agribusiness Segment amounted to Ps. 168.3 million, increasing 177.9% as compared to the previous year.

•	The Argentine agribusiness industry saw improvements in the amount of tons produced per hectare, beef cattle prices and dairy margins.

•

We made progress in our developments in Agropecuaria Anta and Los Pozos, located in Salta, where we put into production more than 6,000 additional hectares during the year. In addition, we put into production 5,300 additional hectares in our farms in Paraguay, and we expect to maintain the development rate during the next fiscal year.

•

We sold La Juanita farm in the Province of Buenos Aires for USD 18.0 million, at a gain of Ps. 49.6 million, and 910 hectares in La Fon Fon farm in Bolivia, for a price of USD 3.6 million. In addition, we purchased 2 new farms in Bolivia for a total amount of USD 13.5 million.

•	The Company has consolidated the financial statements of BrasilAgro, its Brazilian subsidiary, effective as from June 30, 2011.

•	Our subsidiary IRSA has had a great year: its EBITDA increased 9%, showing the strength of its business lines exposed to consumption and the robustness of the real estate industry in Argentina.

•	Subsequently to the fiscal year end, the Company placed USD 60 million in 7.5% notes for a term of 3 years, marking the first issuance of international debt by a Latin American agricultural company.

The Board of Directors continues to analyze the proposals for allocation of the Company’s net income, the payment of dividends and fees, and the treatment of treasury shares, which shall be reported immediately after their determination.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 8, 2011.